
CROSSNET

Chris Meade · 2nd

Co-Founder CROSSNET | Forbes 30 Under 30

Talks about #retail, #sports, #ecommerce, #newsletter, and #entrepeneurship

Miami, Florida, United States · Contact info

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21,506 followers · 500+ connections

5 mutual connections: Elijah Gabriel - 郭益, Jillian Riley, and 3 others

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CROSSNET

Quinnipiac University

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Forbes
30
SPORTS

Forbes 30 Under 30 2021: Sports
Forbes
CROSSNET was featured in Forbes 30 Under 30

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Shopify Masters: Foursquare Meets Volleyball: The...
Shopify
Brothers Greg and Chris Meade, and their childhood friend Mike Delpapa founded Crossnet, the world's first four-way volleyball game. In this episode of Shopify Masters, Chris shares how the...

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21,506 followers

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Chris Meade posted this · 1h

So excited for my first trip back to NYC in almost five years! In town from Sep 13th-18th, come say whats up 👋

14 · 1 comment

Chris Meade posted this · 5h

"Buy with Prime" now available on crossnetgame.com

28 · 8 comments

Chris Meade posted this · 1d

Believe it or not, there is such a thing as a bad retail partner!

...show more

You Gotta Have Faith! Vitafive CoFounder Nik Hall | My Biggest Lessons Podcast w/ Chris Meade
youtube.com

10 · 2 comments

Chris Meade posted this · 1d

The Graza product page built on Smartrr is crazy nice 🔥🔥🔥

23 · 4 comments

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About

Just a 29-year-old kid from a farm town in Connecticut who had a great idea with his friends for a four-way volleyball game. On a rocketship and tons of fuel left in the tank 🚀

Film school graduate. Uber Alum. Co-Founder of CROSSNET, the world's first four-way volleyball gam ...see more

Experience

Co-Founder & Chief Marketing Officer
CROSSNET · Full-time
Jun 2017 - Present · 5 yrs 3 mos
Miami/Fort Lauderdale Area

- Assisted and helped design the patented CROSSNET game
- Establish relationships with over one thousand schools throughout the US & Canada ...see more



Account Executive & Team Lead
Uber
May 2017 - Jan 2018 · 9 mos
Greater New York City Area

Hired as Uber's first external account executive to help grow and mature the developing sales team. Responsible for launching and expanding Uber's Boston and Providence UberEats division. ...see more

Uber
We're finding better ways for cities to move, work, and thrive. Download the app and get a ride in minutes. Or become a driver and earn money on your schedule.

Sales & Enterprise Account Team Lead
Contently
Jul 2015 - Apr 2017 · 1 yr 10 mos
New York, New York

Contently empowers leading brands to produce and manage high-quality content marketing programs at scale. Content is a core part of every brand's digital marketing and PR strategy, but the major ...see more

The Content Strategist - Content Marketing News & Analysis
The industry-leading publication for content marketing news and analysis. The antidote to the marketing noise.

Founder
SeaMeade
Jan 2010 - Dec 2016 · 7 yrs
Greater New York City Area

Chris created SeaMeade in 2010: A photography and film company specializing in commercials, weddings, banquets, senior portraits, real estate, etc. ...see more

Local Broadcast Media Associate
ICON International, Inc. (An Omnicom Company)
Aug 2014 - Jul 2015 · 1 yr
Stamford, Connecticut

• Assisted media buyers with negotiation and purchasing of over $100,000,000 in television and radio ads on CBS, NBC, ABC, FOX, and iHeartRadio in multiple markets such as New York, Seattle, ...see more

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Education

Quinnipiac University
Bachelor of Arts (BA), Film, Video and Interactive Media
2010 - 2014
Activities and societies: Quinnipiac Film Society, Resident Hall Council, President of Village Resident Area Hall Council, Fraternity Brother of Delta Tau Delta Iota Mu Chapter, Lambda Pi Eta - National ...see more

Volunteering

SAT Test Proctor & Tutor
Hyde School
Jan 2012 - Jan 2014 · 2 yrs 1 mo
Education

Assist with the administration of large-scale, nationally standardized testing programs and/or classroom tests requiring special arrangements. Responsible for the protection of secure, highly confide ...see more

Delta Tau Delta Philanthropy
JDRF
Feb 2012 - May 2014 · 2 yrs 5 mos
Health

Dance Marathon Sponsor/Event Planner
Children's Miracle Network Hospitals
Feb 2012 - May 2014 · 2 yrs 5 mos
Children

Delta Tau Delta annually puts on a campus wide Dance Marathon to support the Children's Miracle Network Hospitals. In 2012, Delta Tau Delta raised over $14,000 for the children. In 2013, Delt ...see more

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Licenses & certifications

CPR
American Red Cross

Skills

Entrepreneurship
Endorsed by Rishi Shah and 7 others who are highly skilled at this
Endorsed by 6 colleagues at CROSSNET
99+ endorsements

Sales
Endorsed by Daphne Valentino and 4 others who are highly skilled at this
Endorsed by 6 colleagues at CROSSNET
99+ endorsements

Management
Endorsed by Andrina Stan and 3 others who are highly skilled at this
Endorsed by 7 colleagues at CROSSNET
99+ endorsements

Show all 22 skills →

Recommendations

Received Given

Ben Roessle · 3rd
Senior Enterprise Account Executive at Fastly
August 28, 2017, Ben worked with Chris on the same team

Chris is the most entrepreneurial minded person I've worked with to this point in my career. To say he's motivated by success would be an understatement. He is a calculated risk taker, never afraid to experiment with new sales processes and approaches. Chris lead our SDR team by example and by encouraging collaboration. His willingness to help the rest of the team succeed made him a g ...see more

Nathan Hirsch · 2nd
I Help Ecommerce Sellers and Other Online Businesses Master Their Finances | Ask Me About a Free Month of High Quality Bookkeeping
August 11, 2017, Nathan managed Chris directly

Chris is one of the hardest workers I know. I hired him back in college and he worked for me for years. He came up with processes and solutions to help grow my ecommerce business and I owe a lot of my success to him.

Alexa DiScenza · 2nd
Enterprise Sales at Google
May 10, 2017, Alexa worked with Chris on the same team

Chris is a dedicated and highly talented professional who I had the pleasure of working with at Contently. He has always been a very valuable part of the team. Chris took is upon himself to confidently lead the SDR team at Contently. He has tremendous work ethic and is a phenomenal team player. Chris is respectful, confident, and overall a pleasure to be around. He is easy to work with, a great ma ...see more

Show all 16 received →

Publications

Three Childhood Friends Created The World's First Four-Way Volleyball Game
Future Sharks · Apr 17, 2018
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CROSSNET
Everipedia · Apr 7, 2018
Show publication

"Hire for your weaknesses. You don't know what you don't know. Improve on your weaknesses."
The Leadership In Business Podcast by Mokuteki
Show publication

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Patents

CROSSNET
US 9,504,892

Honors & awards

Forbes 30 Under 30
Issued by Forbes · Dec 2020
Associated with CROSSNET

Sports Category

SDR of the Year
Dec 2016
Associated with Contently

Awarded for generating the most opportunities year to date at Contently.

Contently Awards
Issued by Crain's, Deloitte, Digiday, Inc 5000, The Drum & AdAdge · Jan 2016
Associated with Contently

Inc. 5000 List of Fastest-Growing Companies 201 ...see more

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Languages

English
Native or bilingual proficiency

Spanish
Limited working proficiency

Organizations

Lambda Pi Eta - National Communication Honor Society
Member · Sep 2013 - Present
Associated with Quinnipiac University

Delta Tau Delta - Iota Mu
Social Chair, Life-time Member · Feb 2012 - Present

Quinnipiac Film Society
Member · Sep 2010 - May 2014

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Causes

Animal Welfare • Arts and Culture • Education • Health • Human Rights • Science and Technology

Interests

Influencers · Companies · Groups · Schools

Jason Calacanis · 2nd
jason@calacanis.com - Entrepreneur, Angel Investor, Author
643,621 followers

Mark Cuban · 3rd
President
7,559,789 followers

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